RECD S.E.C.
JUL 3 1 2002
1086

02047951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 14)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

PROCESSED
AUG 0 2 2002
THOMSON
FINANCIAL

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On July 31, 2002, Placer Dome Inc. published the following document in several Australian newspapers:

Document Number	Description
1.	Advertisement stating that Placer Dome Inc. has announced that the offer of Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Place Dome Inc., to purchase all the outstanding ordinary shares of AurionGold Limited has been increased and become final and unconditional.

pg. 4

On July 31, 2002, Placer Dome Asia Pacific Limited lodged the following document with the Australian Securities & Investments Commission:

Document Number	Description
2.	Fourteenth Supplementary Bidder's Statement.

pg. 6

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Document 1

Attention AurionGold Shareholders

PLACER DOME HAS ANNOUNCED AN INCREASED, FINAL & UNCONDITIONAL OFFER FOR YOUR AURIONGOLD SHARES

Placer Dome Asia Pacific Limited has added a cash payment of A$0.35 per AurionGold share to its original offer of 17.5 Placer Dome shares per 100 AurionGold shares.

The Offer -

- is final and will not be increased;
- is free of all conditions;
- is significantly in excess of the last independent valuation of AurionGold;
- is the only offer for AurionGold;
- is at a premium to the likely price at which AurionGold shares may trade if the offer closes; and
- has been endorsed and accepted by Harmony.

"The Placer Dome Offer is logical and adds value for AurionGold shareholders. In our view the terms of Placer Dome's offer are attractive and represent fair value for AurionGold. We believe that the revised offer is substantially above the price at which AurionGold would trade in the absence of the offer, or if the Placer offer did not proceed. We look forward to becoming a Placer Dome shareholder and expect its price to reflect the benefits of the acquisition of AurionGold."

Bernard Swanepoel, Chief Executive,
Harmony Gold Mining Company Limited
29 July 2002

The cash payment and Placer Dome shares will be dispatched to you within 5 business days of Placer Dome receiving your acceptance. The offer is scheduled to close at 7:00pm (AEST) on 7 August 2002.

PLACER DOME INC.

PLACER DOME URGES YOU TO ACCEPT THE OFFER NOW!

If you have any questions please call the Placer Dome Shareholder Information Line on 1800 222 212

Adept20/FinancialReview

Document 2

6

PLACER DOME ASIA PACIFIC LIMITED

FOURTEENTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29 July 2002 and 30 July 2002 ("**Previous Supplementary Bidder's Statements**"). This Fourteenth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Press Release by Placer Dome Inc.

A copy of a press release by Placer Dome Inc. in relation to a dividend declared by Placer Dome Inc. is attached as Annexure A.

Dated: 31 July 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 31 July 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 31 July 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PRESS RELEASE


goldstory
PDG

PLACER DOME CLARIFIES ENTITLEMENT TO ITS DIVIDEND FOR AURIONGOLD SHAREHOLDERS

Brisbane, Australia, July [31], 2002: On July 24, 2002, Placer Dome Inc ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) declared a dividend of US$0.05 per Placer Dome share payable on September 23, 2002 to shareholders of record on August 23, 2002.

Following several questions and requests for further information, Placer Dome would like to clarify the entitlement to this dividend of AurionGold Limited ("AurionGold") shareholders who accept the offer by Placer Dome's wholly owned subsidiary, Placer Dome Asia Pacific Limited, for AurionGold (the "Offer").

AurionGold shareholders who accept the Offer and remain shareholders or CDI holders of Placer Dome until after August 23, 2002 will be eligible to receive the full dividend. Based on the current Australian dollar/US dollar exchange rate of 0.54, the dividend equates to approximately A$0.09 per Placer Dome share. At the exchange ratio under the Offer of 17.5 Placer Dome share for every 100 AurionGold shares, this dividend has an A$ value to AurionGold shareholders of approximately 1.6 cents per AurionGold share.

Jay Taylor, President and Chief Executive Officer of Placer Dome, said:

"Placer Dome has declared its semi-annual dividend of US$0.05 per Placer Dome share. This cash dividend is in addition to the A$0.35 cash payment per AurionGold share accepting shareholders will receive under the Offer.

"Our increased and final offer is now free from conditions. Placer Dome shares and the cash payment will be sent to AurionGold shareholders within 5 days after Placer Dome receives their acceptance. AurionGold shareholders will also receive Placer Dome's dividend if they are Placer Dome shareholders or CDI holders until after 23 August.

"We urge AurionGold shareholders to accept the Offer and participate in the benefits of the combination of Placer Dome and AurionGold."

Offer status

The Offer is open and capable of immediate acceptance. It is scheduled to close at 7:00pm (AEST) on 7 August 2002.

-end-

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME IN

Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

In North America:
George Brack
Macquarie North America Ltd
(1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

On the Internet: www.placerdome.com

CAUTIONARY NOTE
Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/J. Donald Rose
Name: J. Donald Rose

Title: Executive Vice President, Secretary & General Counsel

July 31, 2002